UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009238

February 23, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2004

Samuel K. Lee
Associate General Counsel
Corporate and Finance
Office of General Counsel
Xerox Corporation
800 Long Ridge Road
Stamford, CT 06904

Re: Xerox Corporation
Incoming letter dated January 12, 2004

Dear Mr. Lee:

This is in response to your letter dated January 12, 2004 concerning the shareholder proposal submitted to Xerox by the New York City Teachers' Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

108772

THE DOCUMENT COMPANY
XEROX®

Office of General Counsel

Samuel K. Lee
Associate General Counsel
Corporate and Finance

Via Overnight Delivery

RECEIVED 2004 JAN 13 PM 2:54 OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

January 12, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Proposal of New York City Teachers' Retirement System

Dear Sir or Madam:

This letter and the attached material are submitted by Xerox Corporation (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company has received a letter dated December 22, 2003 from the Comptroller of the City of New York, the custodian and a trustee of the New York City Teachers' Retirement System ("NYCTRS"), presenting a proposal for inclusion in the Company's 2004 proxy materials (the "Proposal"). A copy of the Proposal is attached hereto as Exhibit A. The Company hereby advises the Commission that it intends to exclude the Proposal from its 2004 proxy materials for the reasons described below, and respectfully requests confirmation from the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company so excludes the Proposal. By copy of this letter, we are advising NYCTRS of the Company's intention. In accordance with Rule 14a-8(j)(2) there are submitted herewith five additional copies of this letter and the enclosure. To the extent that the reasons for exclusion of the Proposal from the Company's 2004 proxy materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the State of New York. Such opinions are limited to the law of the State of New York and the Federal law of the United States.

The Company believes that the Proposal may be excluded from the Company's 2004 proxy materials pursuant to the following rules under Regulation 14A:

1) Rule 14a-8(i)(2), because if implemented, the Proposal would cause the Company to violate New York State law;

2) Rule 14a-8(i)(6), because the Company's Board of Directors does not have the power or authority to implement the Proposal; and

3) Rule 14a-8(i)(3), because the Proposal contains false and misleading statements in violation of Rule 14a-9.

1. Rule 14a-8(i)(2) Violation of Law

Rule 14a-8(i)(2) permits a company to omit a shareholder proposal that "would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." The Company believes that implementation of the Proposal would cause the Company to violate New York State law.

The Proposal requests the Board of Directors to "amend the certificate of incorporation to reinstate the rights of the shareholders to take action by written consent and to call special meetings." Section 803 of the New York Businesses Corporation Law ("NYBCL") provides that amendments to the certificate of incorporation of the type described by the Proposal must be initially authorized by the board of directors, "*followed by a vote of a majority of all outstanding shareholders entitled to vote thereon at a meeting of shareholders*" (emphasis added). Taking the actions as directed in the Proposal and unilaterally amending the certificate of incorporation of the Company without shareholder approval would cause the Company to be in direct violation of Section 803 of the NYBCL. Accordingly, the Company believes that the Proposal may properly be excluded from the Company's 2004 proxy statement pursuant to Rule 14a-8(i)(2).

Additionally, the Company believes that the implementation of the Proposal which directs the board of directors of the Company to amend the Company's certificate of incorporation to reinstate the rights of the shareholders to call special meetings would also cause the Company to violate New York State law. Section 601(b) of NYBCL states, in part, that "[t]he by-laws may contain any provision relating to the business of the corporation... not inconsistent with this chapter or any other statute of this state or the certificate of incorporation." NYBCL §601(b). The Company's by-laws do not permit shareholders to call special meetings. Section 2 of the Company's by-laws provides that special meetings of the shareholders may be called "by the Chairman of the Board or the Board of Directors." If the Proposal was implemented so as to amend the Company's certificate of incorporation to permit shareholders to call special meetings, the Company's by-laws and certificate of incorporation would result in a conflict with each other, which would result in a violation of Section 6.01(b) of the NYBCL. Accordingly, the Proposal may properly be excluded from the Company's 2004 proxy materials pursuant to Rule 14a-8(i)(2) for this reason as well.

The Staff has previously taken a no-action position concerning a company's exclusion of shareholder proposals directing the board of directors to take action that would result in the company violating state law. For example, in *Burlington Resources Inc.* (avail. February 7, 2003), a shareholder submitted a proposal that was identical, word for word, to the Proposal. In *Burlington*, the Staff granted the company's no-action request to exclude the shareholder proposal pursuant to, among others, Rule 14a-8(i)(2). Violation of state law under Rule 14a-8(i)(2) has served as the grounds for the Staff to grant no-action requests excluding shareholder proposals on numerous other occasions. *See, e.g., AT&T Wireless* (avail. January 24, 2003) (proposal requested changes to proxy relating to election of directors contrary to provisions of Delaware law); *International Business Machines Corporation* (avail. January 27, 1999) (proposal would result in shareholders giving up right to discretionary proxy in contravention of New York law); *The Boeing Company* (avail. March 4, 1999) (proposal to change corporate approvals from majority of shares outstanding to a majority of shares present at meeting would violate Delaware law).

2. Rule 14a-8(i)(6) Absence of Company's Power or Authority

Rule 14a-(8)(i)(6) permits a company to exclude a shareholder proposal if the company "lacks the power or authority to implement" such proposal. The Company believes that it does not have the power or authority to implement the Proposal.

The Proposal requests that the Board of Directors "amend the certificate of incorporation to reinstate the rights of the shareholders to take action by written consent and to call special meetings." As discussed above, under Section 803 of the NYBCL the amendments to a company's certificate of incorporation of the type described in the Proposal may only be implemented upon authorization thereof by the board of directors initially, followed by approval thereof by the shareholders. NYBCL§803(a). In short, the board of directors of the Company does not have the power or authority to amend the Company's certificate of incorporation, absent the subsequent approval thereof by the Company's shareholders.

Accordingly, the Proposal may properly be excluded from the Company's 2004 proxy materials pursuant to Rule 14a-8(i)(6).

In *Burlington Resources Inc.* (avail. February 7, 2003), where a shareholder submitted an identical proposal, the Staff granted the company's no-action request to exclude the proposal pursuant to Rule 14a-8(i)(6). *See also* Alcide Corporation (avail. August 11, 2003) (beyond the board of directors power to implement proposal that the election of individuals as directors met certain criteria); I-many, Inc. (avail. April 4, 2003) (proposal excluded because it was not within the power of the company or its board of directors to enforce the election by shareholders of any particular persons as directors); Staten Island Bancorp, Inc. (avail. March 21, 2000) (proposal regarding sale or merger excluded because beyond the power of the board of directors to implement).

3. Rule 14a-8(i)(3) False and Misleading Statements in Violation of Rule 14a-9

In addition to the reasons set forth above, the Company believes that the Proposal may properly be excluded pursuant to Rule 14a-8(i)(3), because it contains materially false and misleading statements, in violation of Rule 14a-9. The Proposal requests that the board of directors "*reinstate* the rights of shareholders to take action by written consent and to call special meetings" (emphasis added). This statement implies that the shareholders are being deprived of a right that they once had but no longer possess. However, under the NYBCL the Company's shareholders currently have, and have always had, the right to act by written consent, albeit such written consent must be signed by the holders of all outstanding shares entitled to vote thereon. *See* NYBCL §615 (whenever shareholders may vote on an action, "such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all such shares entitled to vote thereon…"). Moreover, the Company's certification of incorporation has never permitted holders of less than all outstanding shares entitled to vote on a particular matter to take action by written consent. Consequently, the Proposal is misleading in that it implies that either the Company's shareholders currently lack the right to act by written consent or that the shareholders' right to act by written consent was at any time vitiated by the Company's certificate of incorporation or otherwise such that such rights could be "reinstated" to their original form. Accordingly, the Company believes that the Proposal contains materially false and misleading statements in violation of Rule 14a-8(i)(3) and may therefore be excluded from the Company's 2004 proxy materials.

No-action letters issued by the Staff have consistently supported a company's ability to exclude proposals that contain materially false or misleading statements contrary to the Commission's proxy rules. *See e.g.,* Albertson's, Inc. (avail. March 31, 2003) (portions of proposal regarding voting requirements excluded for vague and misleading language); Dow Jones & Company, Inc.(avail. January 10, 2003) (entire supporting statement may be excluded as misleading); Phoenix Gold International, Inc. (avail. October 9, 2003) (portions of proposal excluded because factually unsupported or otherwise false).

Based upon the foregoing, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2004 proxy materials. If you have any questions regarding this matter, please do not hesitate to contact me at (203) 968-4695.

Very truly yours,

Samuel K. Lee

Attachment: Copy of NYCTRS's Proposal

cc: The City of New York, Office of the Comptroller
(Attn: Kenneth B. Sylvester)

EXHIBIT A

(See Attached.)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xerox Corporation
Incoming letter dated January 12, 2004

The proposal requests that the board of directors amend the certificate of incorporation to reinstate the rights of the shareholders to take action by written consent and to call special meetings.

There appears to be some basis for your view that Xerox may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6). Accordingly, we will not recommend enforcement action to the Commission if Xerox omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Xerox relies.

Sincerely,

Michael R. McCoy
Attorney-Advisor